UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

BLUE BIRD CORPORATION

(Name Of Subject Company (Issuer) And Filing Person (Offeror))

Common Stock, par value $0.0001 per share

Series A Convertible Preferred Stock, par value $0.0001 per share

(Title of Class of Securities)

095306106

(CUSIP Number of Common Stock)

095306205

(CUSIP Number of Series A Convertible Preferred Stock)

Paul Yousif

General Counsel and Corporate Treasurer

Blue Bird Corporation

3920 Arkwright Road, Suite 200

Macon, Georgia 31210

(478) 822-2801

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing  persons)

With copies to:

Michael E. Lubowitz, Esq.

Eoghan P. Keenan, Esq.

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, New York 10153

(212) 310-8000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee**
$50,000,000	$6,225

*      The transaction value is estimated only for purposes of calculating the filing fee. This calculation assumes the purchase of (i) 1,782,568 shares of Common Stock, par value $0.0001 per share, at a price of $28.00 per share and (ii) 364 shares of Series A Convertible Preferred Stock, par value $0.0001 per share, at a price of $241.69 per share.

** The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $124.50 per million dollars of the value of the transaction.

☒               Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.

Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$6,225	Filing Party:	Blue Bird Corporation

Form or Registration No.:	Schedule TO	Date Filed:	September 14, 2018

☐       Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement  relates:

☐              third-party tender offer subject to Rule 14d-1.

☒    issuer tender offer subject to Rule 13e-4.

☐              going-private transaction subject to Rule 13e-3.

☐              amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied  upon:

☐              Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐              Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

SCHEDULE TO

This Amendment No. 3  (“Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on September 14, 2018, as amended by Amendment No. 1 filed on September 25, 2018 and Amendment No. 2 filed on October 5, 2018 (as amended, the “Schedule TO”), relating to the offer by Blue Bird Corporation, a Delaware corporation (“Blue Bird”), to purchase up to $50 million in aggregate value of its shares of Common Stock and Preferred Stock (each as defined below). The offer was made with respect to (i) 1,782,568 shares of our common stock, $0.0001 par value per share (the “Common Stock”), for purchase by us at a price of $28.00 per share, and (ii) 364 shares of our 7.625% Series A Convertible Cumulative Preferred Stock, par value $0.0001 per share (the “Preferred Stock”), for purchase by us at a price of $241.69 per share, to the seller in cash, less any applicable withholding taxes and without interest. This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.

Except as otherwise set forth in this Amendment No. 3, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment No. 3. Capitalized terms used and not defined herein have the meanings ascribed to them in the Schedule TO.

ITEM 11.              ADDITIONAL INFORMATION

Item 11 of the Schedule TO is hereby amended and supplemented as follows:

“On October 16, 2018, Blue Bird issued a press release announcing the preliminary results of the tender offer, which expired at 5:00 P.M., New York City time, on October 15, 2018. A copy of such press release is filed as Exhibit (a)(5)(iii) to this Schedule TO and is incorporated herein by reference.”

ITEM 12.              EXHIBITS

Item 12 of the Schedule TO is hereby amended and supplemented as follows:

(a)(5)(iii) Press Release, dated October 16, 2018.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

BLUE BIRD CORPORATION

Dated: October 16, 2018	By:	/s/ Paul Yousif
	Name:	Paul Yousif
	Title:	General Counsel and Corporate Treasurer

EXHIBIT
INDEX

(a)(1)(i)*	Offer to Purchase, dated September 14, 2018.
(a)(1)(ii)*	Letter of Transmittal (including IRS Form W-9).
(a)(1)(iii)*	Notice of Guaranteed Delivery.
(a)(1)(iv)*	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(1)(v)*	Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(1)(vi)**	Supplement to Offer to Purchase, dated September 25, 2018.
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(i)*	Press Release, dated September 14, 2018.
(a)(5)(ii)*	Summary Advertisement, dated September 14, 2018.
(a)(5)(iii)	Press Release, dated October 16, 2018.
(b)(i)

Credit Agreement dated as of December 12, 2016 by and among the Company, School Bus Holdings, Inc. and certain of its subsidiaries and affiliates and Bank of Montreal, as Administrative Agent and an Issuing Bank, Fifth Third Bank, as Co-Syndication Agent and an Issuing Bank and Regions Bank, as Co-Syndication Agent, and the other lenders party thereto, together with certain exhibits (incorporated by reference to Exhibit 10.1 to the registrant’s Current Report on Form 8-K filed by the registrant on December 15, 2016).

(b)(2)

First Amendment, dated as of September 13, 2018, by and among the Company, School Bus Holdings, Inc. and certain of its subsidiaries, including Blue Bird Body Company as the borrower, Bank of Montreal, as Administrative Agent and an Issuing Bank, Fifth Third Bank, as Co-Syndication Agent and an Issuing Bank and Regions Bank, as Co-Syndication Agent, and certain other financial institutions from time to time party thereto (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed by the Company on September 13, 2018).

(d)(1)

Registration Rights Agreement between the Company and certain security holders entered into in connection with the Company’s initial public offering (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed by the Company on January 23, 2014).

(d)(2)	Blue Bird Corporation 2015 Omnibus Equity Incentive Plan (the “Incentive Plan”) (incorporated by reference to Annex D to the Company’s definitive Proxy Statement, as filed on January 20, 2015).
(d)(3)

Registration Rights Agreement, dated as of February 24, 2015, by and among the Company, The Traxis Group B.V. and the investors named therein (incorporated by reference to Exhibit 10.11 of the Company’s Current Report on Form 8-K filed by the Company on March 2, 2015).

(d)(4)	Phantom Equity Plan (incorporated by reference to Exhibit 10.14 to the Company’s Current Report on Form 8-K filed by the Company on March 2, 2015).
(d)(5)	Amendment No. 1 to Phantom Equity Plan (incorporated by reference to Exhibit 10.15 to the Company’s Current Report on Form 8-K filed by the Company on March 2, 2015).
(d)(6)	Amendment No. 1 to Phantom Equity Plan (incorporated by reference to Exhibit 10.15 to the Company’s Current Report on Form 8-K filed by the Company on March 2, 2015).
(d)(7)

Form of grant agreement for non-qualified stock options granted under the Company’s Incentive Plan (incorporated by reference to Exhibit 10.17 to the Company’s Current Report on Form 8-K filed by the Company on March 2, 2015).

(d)(8)

Form of grant agreement for restricted stock granted under the Company’s Incentive Plan (incorporated by reference to Exhibit 10.18 to the Company’s Current Report on Form 8-K filed by the Company on March 2, 2015).

(d)(9)

Form of grant agreement for restricted stock units granted under the Company’s Incentive Plan (incorporated by reference to Exhibit 10.19 to the Company’s Current Report on Form 8-K filed by the Company on March 2, 2015).

(d)(10)

Form of indemnity agreement between the Company and each of its directors and executive officers (incorporated by reference to Exhibit 10.23 to the Company’s Current Report on Form 8-K filed by the Company on March 2, 2015).

(d)(11)

Employment Agreement, dated as of April 1, 2011, between School Bus Holdings Inc. and Philip Horlock (incorporated by reference to Exhibit 10.24 to the Company’s Current Report on Form 8-K/A filed by the Company on April 23, 2015).

(d)(12)

First Amendment to Employment Agreement dated as of April 1, 2011 between School Bus Holdings Inc. and Philip Horlock made as of June 1, 2012 (incorporated by reference to Exhibit 10.25 to the Company’s Current Report on Form 8-K/A filed by the Company on April 23, 2015).

(d)(13)

Severance Agreement, dated as of May 10, 2012, between Blue Bird Corporation and Phillip Tighe (incorporated by reference to Exhibit 10.29 to the Company’s Current Report on Form 8-K/A filed by the Company on April 23, 2015).

(d)(14)

Severance Agreement, dated as of July 1, 2008, between School Bus Holdings Inc. and Paul Yousif (incorporated by reference to Exhibit 10.31 to the Company’s Current Report on Form 8-K/A filed by the Company on April 23, 2015).

(d)(15)

Form of Restricted Stock Unit Grant Agreement for directors under the Company’s Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q/A filed by the Company on August 18, 2015).

(d)(16)

Purchase and Sale Agreement dated May 26, 2016 by and among The Traxis Group G.V., Blue Bird Corporation, and ASP BB Holdings LLC (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed by the Company on May 27, 2016).

(d)(17)

Letter Agreement dated May 26, 2016 among American Securities LLC, ASP BB Holdings LLC and Blue Bird Corporation (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed by the Company on May 27, 2016).

(d)(18)

Offer Letter dated March 29, 2016 and Severance Agreement dated April 18, 2016 between Blue Bird Corporation and Mark Terry (incorporated by reference to Exhibit 10.19 to the Company’s Annual Report on Form 10-K filed by the Company on December 8, 2017).

(d)(19)

Offer Letter dated October 19, 2015 between Blue Bird Corporation and Tom Roberts (incorporated by reference to Exhibit 10.20 to the Company’s Annual Report on Form 10-K filed by the Company on December 8, 2017).

(d)(20)	Securities Purchase Agreement dated September 23, 2017 by and among Blue Bird Corporation and Coliseum Capital

Partners, L.P., Coliseum Capital Partners II, L.P., Blackwell Partners, LLC - Series A, and Coliseum School Bus Holdings, LLC (incorporated by reference to Exhibit 10.21 to the Company’s Annual Report on Form 10-K filed by the Company on December 8, 2017).

(d)(21)

Credit Agreement dated as of December 12, 2016 by and among the Company, School Bus Holdings, Inc. and certain of its subsidiaries and affiliates and Bank of Montreal, as Administrative Agent and an Issuing Bank, Fifth Third Bank, as Co-Syndication Agent and an Issuing Bank and Regions Bank, as Co-Syndication Agent, and the other lenders party thereto, together with certain exhibits (incorporated by reference to Exhibit 10.1 to the registrant’s Current Report on Form 8-K filed by the registrant on December 15, 2016).

(d)(21)

First Amendment, dated as of September 13, 2018, by and among the Company, School Bus Holdings, Inc. and certain of its subsidiaries, including Blue Bird Body Company as the borrower, Bank of Montreal, as Administrative Agent and an Issuing Bank, Fifth Third Bank, as Co-Syndication Agent and an Issuing Bank and Regions Bank, as Co-Syndication Agent, and certain other financial institutions from time to time party thereto (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed by the Company on September 13, 2018).

*	Previously filed with the Schedule TO on September 14, 2018
**	Previously filed with the Schedule TO on September 25, 2018